UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from            to
Commission File Number: 1-41570

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CRANE SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CRANE COMPANY
100 First Stamford Place
Stamford, Connecticut 06902

INDEX TO FORM 11-K

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2024 and 2023	2

Statements of Changes in Assets Available for Benefits for the Years Ended December 31, 2024 and 2023	3

Notes to Financial Statements as of and for the Years Ended December 31, 2024 and 2023	4

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024	13

Form 5500 Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2024	14

SIGNATURES	16

EXHIBIT:

EXHIBIT 23.1 – CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the Crane Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of assets available for benefits of the Crane Savings and Investment Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedule of assets (held at the end of year) as of December 31, 2024, and the supplemental schedule of Delinquent Participant Contributions for the year ended December 31, 2024, have been subjected to audit procedures performed in conjunction with the audits of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Stamford, Connecticut
June 12, 2025

We have served as the Plan's auditor since at least 1986; however, an earlier year could not be reliably determined.

CRANE SAVINGS AND INVESTMENT PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2024 AND 2023

	2024	2023
ASSETS

INVESTMENTS, AT FAIR VALUE:
Participant-directed investments	$1,166,281,735	$1,060,688,890

RECEIVABLES:
Company contributions	250,369	482
Participant contributions	3,605	557
Notes receivable from participants	12,850,814	12,056,986
Total receivables	13,104,788	12,058,025
ASSETS AVAILABLE FOR BENEFITS	$1,179,386,523	$1,072,746,915
See notes to financial statements.

CRANE SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
ADDITIONS:
Contributions:
Participant	$32,465,077	$35,461,026
Company	20,560,064	22,256,214
Rollover	6,152,053	4,806,012
Total contributions	59,177,194	62,523,252
Investment income:
Interest income	2,691,379	2,976,613
Dividends	9,944,210	15,339,804
Net appreciation in fair value of investments	138,830,768	184,202,702
Net investment income	151,466,357	202,519,119
Interest income on notes receivable from participants	1,033,703	870,497
Other additions	93,956	105,727
	211,771,210	266,018,595
DEDUCTIONS:
Benefits paid to participants	(118,902,779)	(104,926,623)
Administrative and other expenses	(938,073)	(936,410)
Total deductions	(119,840,852)	(105,863,033)

INCREASE IN ASSETS BEFORE PLAN TRANSFERS	91,930,358	160,155,562

Transfer in due to plan mergers (Note 1)	14,709,250	—
Transfer out due to spin-off (Note 1)	—	(299,516,580)

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,072,746,915	1,212,107,933
End of year	$1,179,386,523	$1,072,746,915
See notes to financial statements.

CRANE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
NOTE 1 - DESCRIPTION OF THE PLAN
The following description of the Crane Savings and Investment Plan (the “Plan”) describes the Plan’s provisions as in effect on December 31, 2024 and is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s information.
General — The Plan is a defined contribution plan covering certain United States of America (“U.S.”) employees of Crane Company and its subsidiaries (the “Company”) as of December 31, 2024 and includes a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Vanguard Fiduciary Trust Company (“Vanguard”) serves as the trustee and recordkeeper of the Plan. Since the Plan offers the Crane Company Stock Fund as an investment option as of December 31, 2024, the Plan also operates as an Employee Stock Ownership Plan.
Plan Amendments — The Plan was adopted and established on January 1, 1985 and was restated in 2019 and amended on December 30, 2021. The restated and amended Plan has been further amended as follows:
On May 16, 2022, Crane Co., a Delaware corporation (“Crane Co.”) and, the sponsor of the Plan as of such date, completed a reorganization merger pursuant to the Agreement and Plan of Merger, dated as of February 28, 2022 (the “Reorganization”). The Reorganization resulted in Crane Co. becoming a wholly-owned subsidiary of Crane Holdings, Co., with Crane Co., on the same day, distributing certain of its operating assets and liabilities to Crane Holdings, Co., including its rights and obligations as Plan sponsor. Accordingly, effective as of May 16, 2022, Crane Holdings, Co. became the Plan sponsor.
In anticipation of the spin-off of Crane Company from Crane Holdings, Co. (the "Spin-Off”), Crane Holdings, Co. transferred sponsorship of the Plan to Crane Company effective as of January 1, 2023. In connection with this change in Plan sponsorship, Crane Holdings, Co. became a participating employer in the Plan effective as of January 1, 2023 and, on and after January 1, 2023, the Plan became known as the Crane Savings and Investment Plan.
Effective April 3, 2023, Crane Holdings, Co. became Crane NXT, Co. (“Crane NXT”) and ceased its participation in the Plan. Contemporaneously, Crane NXT established the Crane NXT Savings and Investment Plan (the “Crane NXT Plan”) to provide benefits to its eligible employees and the eligible employees of its participating affiliates that were identical to those in effect under the Plan immediately prior to the Spin-Off. In connection with the Spin-Off, the account balance of each eligible employee of Crane NXT and its participating affiliates who was a participant in the Plan immediately prior to the completion of the Spin-Off was spun-off from the Plan and account balances were transferred to the Crane NXT Plan. Also in connection with the Spin-Off, stockholders of Crane Holdings, Co. received a one-for-one distribution of Crane Company stock for every share of Crane Holdings, Co. (now Crane NXT) stock they owned, resulting in both the Crane NXT single stock fund and the Company Stock Fund within the Plan.

The Plan was amended and restated effective April 3, 2023 to reflect the cessation of Crane NXT’s participation in the Plan and the spin-off of the account balances of eligible employees of Crane NXT and its participating affiliates from the Plan to the Crane NXT Plan.

As part of the Spin-Off total assets of $299,516,580 were transferred from the Plan to the Crane NXT Plan.
Post Spin-Off, the Plan includes the Crane Company Stock Fund, an employer stock fund, as well as the Crane NXT, Co. Stock Fund, a single stock fund.
The Plan was further amended following the Spin-Off to (1) reflect the ending date of the outbreak period in connection with the expiration of the national emergency related to the COVID-19 pandemic, (2) address the use of Plan forfeitures consistent with the requirements of Proposed Treasury Regulation §1.401-7, (3) increase the required beginning date for the commencement of Plan distributions and provide the Committee with discretion in determining whether to recoup inadvertent Plan benefit overpayments, both consistent with the requirements of the SECURE 2.0 Act of 2022, and (4) reflect certain other governance and administrative requirements in connection with the Company's M&A activity.

Transfers in due to Plan mergers — As a result of Company's prior acquisitions of Baum America Corp. DBA Baum Lined Piping America and Vian Enterprises, Inc, total assets of $397,316 and $14,311,934 were transferred into the Plan, respectively.

CRANE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
Administration of the Plan — The authority to manage, control and interpret the Plan as of December 31, 2024 is vested in the Crane Savings Plan Committee (the “Committee”), which was appointed by the Board of Directors of Crane Company and is a named fiduciary within the meaning of ERISA.
Participation — Subject to certain conditions, as of December 31, 2024, U.S. employees of the Company and its participating subsidiaries are eligible to participate in the Plan. Each new or rehired eligible employee is automatically enrolled in the Plan, unless the employee affirmatively opts out of participation, at a pre-tax deferral rate of 3% of the employee’s eligible compensation. An employee who is automatically enrolled may affirmatively elect a different rate or to make all or a portion of his or her deferrals on a Roth after-tax or after-tax basis. Automatic contributions are invested in the Vanguard Target Retirement Fund option with a target retirement date closest to the year in which the participant will reach age 65, unless the participant affirmatively elects to invest his or her deferrals in one or more of the other Plan investment options. Temporary employees may become eligible to participate in the Plan upon completing six months of service, regardless of the number of hours of service completed.
Contributions and Funding Policy — Participants may elect to contribute to the Plan from one to 75% of their annual compensation on a pre-tax basis, an after-tax basis, a Roth after-tax basis, or a combination of these three, as defined by the Plan. The contribution limit for highly compensated employees, defined as those whose annual earnings equal at least $155,000 in 2024 and $150,000 in 2023, is 10% of annual compensation. Those participants who meet the eligibility requirements may contribute additional amounts (age 50 catch-up contributions), which are not eligible for a Company matching contribution. Contributions are invested in the Plan investment options selected by the participant and are subject to certain Code limitations.
The Company contributes on a matching basis 50% of the first 6% of each participant’s pre-tax or Roth after-tax contributions.
In accordance with the Code, participant pre-tax and Roth after-tax contributions could not exceed $23,000 in 2024 and $22,500 in 2023. Pre-tax catch-up contributions could not exceed $7,500 in 2024 and 2023. Discrimination tests are performed annually, and any test discrepancies are resolved in accordance with applicable Internal Revenue Service (“IRS”) guidance.
In addition to participant deferral contributions and Company matching contributions on those deferrals, the Plan provided a 3% non-matching Company contribution to eligible participants in 2024 and 2023.
Rollover Contributions — Rollover contributions from other qualified plans are accepted by the Plan. Rollover contributions represent participant account balances transferred from other non-company qualified plans.
Investments — Participants direct the investment of contributions into various investment options offered by the Plan. The Plan offers registered investment companies (including a money market fund), collective trust funds (including a stable value fund) and, as of December 31, 2024, the Crane Company Stock Fund as investment options for participants.
The Crane NXT, Co. Stock Fund is a frozen stock fund that contains common stock issued by Crane NXT. No pre-tax, Roth after-tax or after-tax contributions, Company matching contributions, Company non-matching contributions, loan repayments, rollover contributions or account transfers are permitted to be invested in the Crane NXT, Co. Stock Fund.
Participants are not permitted to invest more than 20% of their Plan account balance in the Crane Company Stock Fund investment option. Participants with more than 20% of their Plan account balance in the Crane Company Stock Fund investment option are not permitted to contribute to, or transfer money from, other Plan investments to the Crane Company Stock Fund while the fund balance exceeds the 20% limit.
Participant Accounts — Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and related matching and non-matching Company contributions and Plan earnings. Participant accounts are also charged with withdrawals and an allocation of Plan losses and administrative fees that are paid by the Plan. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CRANE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
Vesting — Participant contributions plus actual earnings thereon are immediately vested. Vesting for matching and non-matching Company contributions generally is as follows:

Years of Service	Vested Interest
Less than 1 year	None
1 year but fewer than 2	20%
2 years but fewer than 3	40%
3 years but fewer than 4	60%
4 years but fewer than 5	80%
5 years or more	100%
Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants also are fully vested upon the attainment of age 65. Certain accounts that were merged into the Plan from other plans are subject to different vesting schedules.
Forfeited Accounts — When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account, as defined by the Plan, represents a forfeiture. These forfeited non-vested accounts are used first to pay the administrative expenses of the Plan, and then to reduce future Company contributions. During the years ended December 31, 2024 and 2023, Company contributions were reduced by $1,580,858 and $1,356,704, respectively, from forfeited non-vested accounts. As of December 31, 2024 and 2023, the remaining balance in forfeited non-vested accounts totaled $971,969 and $846,486, respectively.
Payment of Benefits — Upon retirement, disability, termination of employment or death, a participant or designated beneficiary will receive a distribution in the form of a lump sum, installment or partial payment equal to all or a portion of the participant’s account balance. If the participant’s account balance is greater than $1,000, the participant may elect to defer the withdrawal until reaching the age of 73. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Code.
Notes Receivable from Participants — Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their vested account balance, whichever is less. Loans are secured by an assignment of the participant’s vested interest in the Plan, and bear interest at the prevailing prime lending rate as of the date the loan is made, plus 2%. Principal and interest are paid ratably through payroll deductions. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. Certain participant accounts that were merged into the Plan from other plans are subject to different loan terms. Participants may not have more than two loans outstanding at any time. As of December 31, 2024, participant loans have maturities through 2039 at interest rates ranging from 4.25% to 10.5%, which includes loans that were transferred from the Company's acquisitions that maintained their historical provisions.
NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of the significant accounting policies followed in preparation of the financial statements of the Plan.
Basis of Accounting — The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments, including registered investment companies (including a money market fund), collective trust funds (including a stable value fund), the Crane Company Stock Fund and the Crane NXT Co. Stock Fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

CRANE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
Concentration of Investments — Included in investments at December 31, 2024 and 2023, are shares of Crane Company common stock amounting to $85,926,972 and $73,470,382 and shares of Crane NXT Co. common stock amounting to $30,972,339 and $34,039,006, respectively. These investments represent 7% and 3% each of total investments, at both December 31, 2024 and 2023, respectively. A significant decline in the market value of the Crane Company common stock and Crane NXT, Co. common stock would significantly affect the assets available for benefits.
Investment Valuation — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Investment Transactions and Income Recognition — Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as benefits paid to participants based on the terms of the Plan document.
Administrative Expenses — Plan administrative expenses are paid out of the Plan assets or by the Company in compliance with the terms of the Plan document and ERISA guidance. Participants pay administrative costs for loans, withdrawals, beneficiary determinations, and hardship distributions, as well as qualified domestic relations orders.
All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments. The Plan also has a revenue-sharing agreement with non-Vanguard investments whereby certain investment managers return a portion of the investment fees to the recordkeeper, which are then credited on a quarterly basis to the participants who are invested in those funds. There were no unallocated amounts related to the revenue sharing agreements on December 31, 2024 or 2023. Personnel and facilities of the Company used by the Plan for its accounting and other activities are provided at no charge to the Plan.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants who requested a distribution from the Plan, but who had not yet been paid such distribution as of December 31, 2024 and 2023.
Contributions — Employee contributions are recorded when withheld and Company matching contributions are recorded when earned.
NOTE 3.    FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.
The following is a description of the valuation methodologies used for assets measured at fair value:
Investments in Registered Investment Companies: Valued at the daily closing price as reported by the respective funds based on quoted market prices from active markets and categorized as Level 1.
Money Market Fund: Short-term money market accounts are categorized as Level 1. They are valued at amortized cost, which approximates fair value.
Crane Company Stock Fund: A separately managed account that is valued daily based on the underlying stock's closing price on its primary exchange. The fund owns the underlying securities of the separately managed account and is generally

CRANE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
considered separately as individual investments for accounting, auditing and financial statement reporting purposes. Crane Company common stock is categorized as Level 1.
Crane NXT, Co. Stock Fund (formerly known as Crane Holdings, Co. Stock Fund): A separately managed account that is valued daily based on the underlying stock's closing price on its primary exchange. The fund owns the underlying securities of the separately managed account and is generally considered separately as individual investments for accounting, auditing and financial statement reporting purposes. Crane NXT, Co. common stock is categorized as Level 1. As a result of the Spin-Off, the Plan retained Crane Holdings, Co. shares (renamed Crane NXT) and received shares of Crane Company.
Collective Trust Funds: Valued at the net asset value ("NAV") of shares of a bank collective trust held by the Plan at year-end. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (issuances and redemptions) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.
Stable Value Fund - The stable value fund is composed primarily of fully benefit-responsive investment contracts and is valued at the NAV of units of the collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (issuances and redemptions) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to confirm that securities liquidations will be carried out in an orderly business manner.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2024 and 2023.

	Fair Value Measurements as of December 31, 2024 Using:
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Registered Investment Companies:
Domestic stock funds	$232,333,816	$—	$—	$232,333,816
International stock funds	17,515,770	—	—	17,515,770
Bond fund	11,550,915	—	—	11,550,915
Money market fund	971,969	—	—	971,969
Crane Company Stock Fund	85,926,972	—	—	85,926,972
Crane NXT, Co. Stock Fund	30,972,339	—	—	30,972,339
Total	$379,271,781	$—	$—	$379,271,781
Investments measured at NAV:
Collective Trust Funds				$691,820,192
Stable Value Fund				95,189,761
Total investments				$1,166,281,734

CRANE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Fair Value Measurements as of December 31, 2023 Using:
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Registered Investment Companies:
Domestic stock funds	$203,398,881	$—	$—	$203,398,881
International stock funds	18,149,725	—	—	18,149,725
Bond fund	10,657,226	—	—	10,657,226
Money market fund	846,486	—	—	846,486
Crane Company Stock Fund	73,470,382	—	—	73,470,382
Crane NXT, Co. Stock Fund	34,039,006	—	—	34,039,006
Total	$340,561,706	$—	$—	$340,561,706
Investments measured at NAV:
Collective Trust Funds				$619,349,915
Stable Value Fund				100,777,269
Total investments				$1,060,688,890
NOTE 4.    STABLE VALUE FUND
The Vanguard Retirement Savings Trust III is a collective trust fund sponsored by Vanguard. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use best efforts to maintain a stable NAV of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.

CRANE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
NOTE 5.    NET ASSET VALUE PER SHARE
The following tables set forth a summary of the Plan’s investments whose values were estimated using a reported NAV at December 31, 2024 and 2023.

	Fair Value Estimated Using NAV as of December 31, 2024
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Retirement Savings Trust III	$95,189,761	None	Immediate	see Note 4	None
Eagle Mid Cap Growth Collective Investment Trust; Class 1	$23,667,448	None	Immediate	see Note 3	5 Days (a)
MFS Mid Cap Value Fund; CT	$26,896,487	None	Immediate	see Note 3	5 Days (b)
Vanguard Institutional 500 Index Trust	$144,835,741	None	Immediate	see Note 3	None
Vanguard Institutional Total Bond Market Index Trust	$61,748,667	None	Immediate	see Note 3	None
Vanguard Institutional Total International Stock Market Index Trust	$51,335,160	None	Immediate	see Note 3	None
Target date retirement collective trust funds	$383,336,688	None	Immediate	None	None
(a) For withdrawals in excess of 20% of Participating Plan's investment in the Fund, 5 days advance written notice is required.
(b) For withdrawals exceeding $1.0 million, 5 days advance written notice is required.

	Fair Value Estimated Using NAV as of December 31, 2023
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Retirement Savings Trust III	$100,777,269	None	Immediate	see Note 4	None
Eagle Mid Cap Growth Collective Investment Trust; Class 1	$22,745,553	None	Immediate	see Note 3	5 Days (a)
MFS Mid Cap Value Fund; CT	$25,054,548	None	Immediate	see Note 3	5 Days (b)
Vanguard Institutional 500 Index Trust	$124,848,204	None	Immediate	see Note 3	None
Vanguard Institutional Total Bond Market Index Trust	$60,176,063	None	Immediate	see Note 3	None
Vanguard Institutional Total International Stock Market Index Trust	$51,123,138	None	Immediate	see Note 3	None
Target date retirement collective trust funds	$335,402,408	None	Immediate	None	None
(a) For withdrawals in excess of 20% of Participating Plan's investment in the Fund, 5 days advance written notice is required.
(b) For withdrawals exceeding $1.0 million, 5 days advance written notice is required.
NOTE 6.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of Crane Company common stock, Crane NXT, Co. common stock (see Note 1), registered investment companies and collective trust funds managed by Vanguard. The sole Plan investment alternative regarding the Crane NXT, Co. common stock is a single stock Fund that has been frozen to new investments, elective deferrals, Company contributions, loan repayments, rollover contributions and account transfer since the Spin-Off. As of December 31, 2024, Crane Company is the Plan sponsor and Vanguard is a trustee as defined by the Plan (see Note 1), and therefore, these transactions qualify as exempt party-in-interest transactions. Balances of these funds as of December 31, 2024 and 2023 were $970,763,565 and $890,812,068, respectively. These funds had net investment income of $112,942,370 and $108,950,959 for the years ended December 31, 2024 and 2023, respectively. Fees incurred for investment management services, if any, were paid by the Plan as a reduction in the return on investment.

As a result of the Spin-Off, the Plan includes the Crane Company Stock Fund, an employer stock fund, as well as the Crane NXT, Co. Stock Fund, a single stock fund. As of December 31, 2024 and 2023, the Plan held 566,240 and 621,892 shares of Crane Company common stock, respectively, with a fair value of $85,926,972 and $73,470,382, respectively. As of December 31, 2024 and 2023, the Plan held 531,987 and 598,540 shares of Crane NXT, Co. common stock, respectively, with a fair value

CRANE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
of $30,972,339 and $34,039,006, respectively. As of December 31, 2024 and 2023, on a combined basis, the stock funds had a cost basis of $29,349,079 and $30,838,479, respectively. During the year ended December 31, 2024 and 2023, the Plan recorded investment income of $21,876,481 and $49,648,712, respectively, related to its combined investment in the common stock of Crane Company and Crane NXT, Co.

The Plan issues loans to participants under the deferred arrangement portion of the Plan, which are secured by the vested balances in the participants’ accounts. Notes receivables from participants as of December 31, 2024 and 2023 are $12,850,814 and $12,056,986 respectively.
Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan.
NOTE 7. NON-EXEMPT TRANSACTIONS
On January 2, 2024, the Company acquired Vian Enterprises, Inc. ("Vian"). In connection with the Vian acquisition, the Vian Enterprises, Inc. 401(k) Profit Sharing Plan & Trust (the "Vian Plan") was merged into the Plan, and Vian employees became eligible to participate in the Plan, effective June 30, 2024. As reported on the Vian Plan Form 5500 Supplemental Schedule of Delinquent Participant Contributions (Schedule H, Line 4a) Vian failed to remit timely to the Vian Plan’s custodian certain employee contributions in the amount of $11,258, within the period prescribed by the DOL regulations, which is now inherited by the Plan. The delay in remitting contributions to the custodian were due to administrative errors.
NOTE 8.     PLAN TERMINATION
The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company’s contributions to the Plan. In the event of the Plan’s termination or discontinuance of contributions thereunder, the interest of each participant in benefits earned to such date, to the extent then funded, is fully vested and non-forfeitable. Subject to the requirements of the Code, the Board of Directors shall thereupon direct either (i) Vanguard to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) Vanguard to immediately distribute to each participant all amounts then credited to the participant’s account as a lump sum.
NOTE 9.    FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Company by letter dated June 23, 2020 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Company and the Committee believe that the Plan was designed and was being operated in compliance with the applicable requirements of the Code and the Plan and related trust continued to be tax-exempt. Therefore, no provision for income taxes is included in the Plan’s financial statements.

CRANE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
NOTE 10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of assets available for benefits and changes in assets available for benefits per the financial statements to the Form 5500 as of December 31, 2024 and 2023:

	2024	2023
Statements of Assets Available for Benefits:
Assets available for benefits per the financial statements	$1,179,386,523	$1,072,746,915
Deemed distributions	(265,213)	(289,116)
Net Assets per the Form 5500, at fair value	$1,179,121,310	$1,072,457,799

	2024	2023
Statements of Changes in Assets Available for Benefits:
Increase in assets available for benefits before plan transfers per the financial statements	$91,930,358	$160,155,562
Deemed distributions	23,903	44,223
Net income per Form 5500	$91,954,261	$160,199,785

NOTE 11. SUBSEQUENT EVENTS
Subsequent events were evaluated through the date that these financial statements were available to be issued, and there were no subsequent events, except for as disclosed below.
Effective January 1, 2025, the Company completed the sale of the Engineered Materials segment. In connection with the sale, total assets of $43,630,765 and loans outstanding amounting to $2,098,119 were transferred out of the Plan in April 2025. In connection with the sale, the Plan was changed to multi employer Plan and employees of Engineered Materials segment were eligible to participate in the Plan until April 1, 2025.
As a result of the Company’s prior acquisition of CryoWorks, Inc. (“CryoWorks”), effective January 1, 2025, the CryoWorks 401(k) Plan and Trust was merged with, and its assets were transferred into, the Plan.

As a result of the Company's acquisition of Technifab Products Inc., the Committee approved the Plan amendment and merger of Technifab Products Inc. 401(k) Savings Plan into the Plan effective June 30, 2025.

CRANE SAVINGS AND INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EMPLOYER ID NO: 88-2846451
PLAN ID NO: 038
December 31, 2024

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value

	American Funds EuroPacific Growth Fund; Class R-6	Registered Investment Company	**	17,515,770
	Fidelity Total Bond K6 Fund	Registered Investment Company	**	11,550,915
	JPMorgan Large Cap Growth Fund; Class R6	Registered Investment Company	**	115,887,549
*	Vanguard Equity Income Fund Admiral Shares	Registered Investment Company	**	58,114,929
*	Vanguard Federal Money Market Fund	Registered Investment Company	**	971,969
*	Vanguard Mid-Cap Index Fund Institutional Shares	Registered Investment Company	**	29,761,906
*	Vanguard Small-Cap Index Fund Institutional Shares	Registered Investment Company	**	28,569,433
	Eagle Mid Cap Growth Collective Investment Trust; Class 1	Common/Collective Trust	**	23,667,448
	MFS Mid Cap Value Fund; CT	Common/Collective Trust	**	26,896,487
*	Vanguard Institutional 500 Index Trust	Common/Collective Trust	**	144,835,741
*	Vanguard Institutional Total Bond Market Index Trust	Common/Collective Trust	**	61,748,667
*	Vanguard Institutional Total International Stock Market Index Trust	Common/Collective Trust	**	51,335,160
*	Vanguard Retirement Savings Trust III	Common/Collective Trust	**	95,189,761
*	Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	**	29,412,032
*	Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	**	60,906,162
*	Vanguard Target Retirement 2030 Trust II	Common/Collective Trust	**	59,751,103
*	Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	**	54,614,175
*	Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	**	42,223,821
*	Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	**	35,544,710
*	Vanguard Target Retirement 2050 Trust II	Common/Collective Trust	**	35,582,517
*	Vanguard Target Retirement 2055 Trust II	Common/Collective Trust	**	22,815,721
*	Vanguard Target Retirement 2060 Trust II	Common/Collective Trust	**	15,718,754
*	Vanguard Target Retirement 2065 Trust II	Common/Collective Trust	**	4,965,568
*	Vanguard Target Retirement 2070 Trust II	Common/Collective Trust	**	365,646
*	Vanguard Target Retirement Income Trust II	Common/Collective Trust	**	21,436,480
*	Crane Company Stock Fund	Company Stock Fund	**	85,926,972
*	Crane NXT, Co. Stock Fund	Single Stock Fund	**	30,972,339
*	Loan Fund	Participant Loans (Loans have interest rates ranging from 4.25% - 10.5% and mature in 2025 through 2039)	***	12,850,814
				$1,179,132,549

*	Represents a party-in-interest to the plan.
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Represents total loans outstanding, net of $265,213 of deemed distributions.

CRANE SAVINGS AND INVESTMENT PLAN
FORM 5500 SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
EMPLOYER ID NO: 88-2846451
PLAN ID NO: 038
December 31, 2024

		Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program ("VFCP")	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and Prohibited Transaction Exemption 2002-51
$11,258	☑	$11,258

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Crane Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CRANE SAVINGS PLAN COMMITTEE

/s/ Richard A. Maue
Richard A. Maue
On behalf of the Committee
Stamford, CT
June 12, 2025